Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31,

(in millions, except ratios)

	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before taxes on income	$3,432	$1,970	$2,153	$1,645	$948
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	—	—
Less equity earnings	(72)	(26)	(145)	(138)	(72)
Fixed charges added to earnings	440	387	313	346	380
Distributed income of less than 50% owned persons	37	40	59	35	21
Amortization of capitalized interest:
Consolidated	21	25	25	21	14
Proportionate share of 50% owned persons	—	—	—	—	—

Total earnings	$3,858	$2,396	$2,405	$1,909	$1,291

Fixed Charges:
Interest expense:
Consolidated	$384	$339	$271	$314	$350
Proportionate share of 50% owned persons	5	3	3	4	4

	389	342	274	318	354

Amount representative of the interest factor in rents:
Consolidated	49	43	37	27	25
Proportionate share of 50% owned persons	2	2	2	1	1

	51	45	39	28	26
Fixed charges added to earnings	440	387	313	346	380

Interest capitalized:
Consolidated	128	58	27	21	22
Proportionate share of 50% owned persons	2	—	—	—	—

	130	58	27	21	22

Total fixed charges	$570	$445	$340	$367	$402
Ratio of earnings to fixed charges	6.8	5.4	7.1	5.2	3.2

The financial information of all prior periods has been reclassified to reflect discontinued operations.

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